UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2026

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

The Company may include forward-looking statements (including as defined in the U.S. Private Securities Litigation Reform Act of 1995) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and the Middle East; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	First Quarter 2026 Trading Update dated 28 April 2026, prepared by WPP plc.

28 April 2026

First Quarter 2026 Trading Update

Q1 performance in line with expectations and FY guidance reiterated; focus on disciplined execution of Elevate28 plan

First Quarter	£ million	+/(-) % reported1	+/(-) % LFL2
Revenue	3,030	(6.6)	(4.0)
Revenue less pass-through costs	2,260	(8.9)	(6.7)

Q1 revenue of £3,030m was down 6.6% YoY on a reported basis and down 4.0% like-for-like (LFL), while revenue less pass-through costs of £2,260m was down 6.7% LFL. Performance in the quarter is consistent with expectations and guidance given at the preliminary results in February. We note ongoing uncertainty in the near-term given events in the Middle East, but we continue to expect 2026 LFL revenue less pass-through costs to decline in the mid to high-single digits in the first half of 2026 with an improving trajectory in the second half and headline operating profit margin to be 12% to 13%.

Cindy Rose OBE, Chief Executive Officer of WPP, said:

"Building a simpler, integrated WPP - powered by WPP Open - is resonating with clients and driving strong new business. While it is only a few months since we unveiled our Elevate28 strategy, I am encouraged by this momentum which validates the 'Stabilisation' phase of the plan and our path to growth.

"Consistent organic growth remains our North Star. While it will take time to outpace historical losses, our Q1 results are in line with expectations and ahead of Q4 2025.

"I would like to thank our clients and partners for their trust, our shareholders for their continued support and our people for their unwavering commitment as we execute our plan."

Conference call at 9.30am BST/4.30am EDT:

Dial-in details: UK +44 (0) 20 3936 2999; US +1 646 233 4753; Passcode: 354598
Webcast: Live listen-only webcast and replay will be available here.

For further information:

Investors and analysts		Media
Thomas Singlehurst, CFA	+44 7876 431922	Niken Wresniwiro	+44 20 7282 4600
Anthony Hamilton	+44 7464 532903	Louise Lacourarie	+44 20 7282 4600
Melissa Fung	+44 7353 107064

irteam@wpp.com	wpp.com/investors	press@wpp.com

1. Percentage change in reported sterling.
2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.

 Q1 2026 performance

●	Q1 revenue - Q1 2026 revenue of £3,030m was down 6.6% reported, a LFL decline of 4.0%. Revenue less pass-through costs of £2,260m was down 8.9% reported and 6.7% LFL.
●
Business segment and regions - Global Integrated Agencies Q1 LFL revenue less pass-through costs was down 7.4%, with WPP Media down 8.5% while other Global Integrated Agencies declined 6.4%. Public Relations saw Q1 LFL revenue less pass-through costs down 2.6% while Specialist Agencies was down 2.3%. By geography, North America LFL was -7.8%, UK was -6.6%, Western Continental Europe -4.7% and Rest of World -6.9%, with growth of 1.0% in India offset by a decline of 12.2% in China. The Middle East was down 12.6% in the quarter.

●
Clients - WPP's top 25 clients saw a decline of 9.4% in the quarter which reflects client assignment losses from the prior year and is against a tough comparison from Q1 2025 (+7.0%). While the declines in the CPG and Telecom, Media and Entertainment sectors were sequentially better compared to Q4 2025, all client sectors saw a decline in Q1 2026.

●
Leading indicators - During the first quarter, WPP's new business momentum continued to build with a number of new client assignments as well as significant client retentions. WPP also announced a unique 'Google Earth AI' integration in collaboration with Google Cloud, expanded its partnership with Adobe and secured a number of new data partnerships. We continue to make progress on potential asset disposals and will provide updates in due course, as appropriate. Please see full Q1 2026 highlights below.

Financial outlook for 2026

●
Reiterating 2026 guidance - We anticipate LFL revenue less pass-through costs to decline in the mid to high-single digits in the first half of 2026 with an improving trajectory in the second half and expect headline operating profit margin for the full year to be 12% to 13%.

●
Adjusted operating cash flow before working capital - We continue to anticipate adjusted operating cashflow before working capital of £800m to £900m. Excluding anticipated restructuring costs associated with historical plans and the Elevate28 strategy, we would anticipate adjusted operating cashflow before working capital of £1.0bn to £1.1bn.

First quarter 2026 overview

Revenue in the first quarter was £3,030m, down 6.6% from £3,243m in Q1 2025, and down 4.0% LFL. Revenue less pass-through costs was £2,260m, down 8.9% from £2,482m in Q1 2025, and down 6.7% LFL.

£ million	Q1 2026	% reported	% M&A	% FX	+/(-) % LFL
Revenue	3,030	(6.6)	(0.1)	(2.5)	(4.0)
Revenue less pass-through costs	2,260	(8.9)	(0.1)	(2.1)	(6.7)

Segmental review

Business segments - revenue less pass-through costs

£ million	Q1 2026	Q1 20251	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	1,950	2,146	(9.1)	(7.4)
Public Relations	157	167	(6.0)	(2.6)
Specialist Agencies	153	169	(9.5)	(2.3)
Total Group	2,260	2,482	(8.9)	(6.7)

Global Integrated Agencies LFL revenue less pass-through costs declined 7.4% (Q1 2025: -2.8%). WPP Media LFL declined 8.5% (Q1 2025: -0.9%) driven by prior year client losses, but was a sequential improvement from Q4 2025 (-10.8%).

Other Global Integrated Agencies declined 6.4% LFL (Q1 2025: -4.4%), with our creative agencies in aggregate down mid to high-single digits. WPP Production (launched in February 2026 and built around Hogarth) grew low single digit against a tough comparison (Q1 2025: high-single-digit growth).

Public Relations LFL declined 2.6% (Q1 2025: -6.6%). Burson saw improving trends with growth in North America supported by better new business, offset by declines in Asia and the Middle East. Europe is stabilising with solid new business momentum.

Specialist Agencies was down 2.3% in Q1 2026 (Q1 2025: +1.2%). CMI Media Group, our specialist healthcare media planning and buying agency, delivered high-single-digit LFL growth, building on double-digit growth in 2025, while Landor and Design Bridge and Partners continued to grow, supported by spend from existing clients. However, pressure on the longer tail of agencies weighed on overall performance.

1. Prior year figures have been restated to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies.

Regional segments - revenue less pass-through costs

£ million	Q1 2026	Q1 2025	+/(-) % reported	+/(-) % LFL
N. America	862	992	(13.1)	(7.8)
United Kingdom	344	368	(6.5)	(6.6)
W Cont. Europe	473	487	(2.9)	(4.7)
AP, LA, AME, CEE1	581	635	(8.5)	(6.9)
Total Group	2,260	2,482	(8.9)	(6.7)

North America declined 7.8% LFL (Q1 2025: -0.1%), a slight sequential deterioration relative to Q4 2025 (-7.3%). The quarter saw the full impact of prior year client losses at WPP Media and client spending cuts at Ogilvy and AKQA, with pressure centred on CPG and Tech & Digital Services. Healthcare and Automotive showed positive trends in the quarter.

The United Kingdom declined 6.6% (Q1 2025: -5.5%), a sequential improvement from Q4 2025 (-9.2%). Prior year client losses and pressure on client spend, particularly in CPG and Automotive, offset positive trends in Retail.

Western Continental Europe saw a 4.7% decline (Q1 2025: -4.5%). Germany and France continued to decline on Automotive and CPG client spending pressures and Spain was also slightly down, while Italy returned to growth.

Rest of World declined 6.9% (Q1 2025: -3.8%), driven by Asia Pacific (-8.2%). India grew 1.0% on new business wins (particularly at WPP Media) against a tough comparison (Q1 2025: +5.5%), offset by China declines (-12.2%) on continued spending pressures and client losses. Middle East & Africa declined 11.1% on cuts to client spending caused by geopolitical tensions in the Middle East, with further declines in Latin America (-3.4%) and Central & Eastern Europe (-0.4%).

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q1 2026	(7.4)	(6.6)	(5.6)	(12.2)	1.0

Client sector - revenue less pass-through costs

Q1 2026	% share, revenue less pass-through costs2	+/(-) % LFL
CPG	26.9	(12.4)
Tech & Digital Services	17.1	(9.6)
Healthcare & Pharma	12.3	(1.0)
Automotive	11.1	(6.0)
Retail	9.5	(1.8)
Telecom, Media & Entertainment	6.1	(12.8)
Financial Services	5.9	(12.8)
Other	4.6	8.0
Travel & Leisure	3.7	(4.2)
Government, Public Sector & Non-profit	2.8	(9.4)

1. Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
2. Proportion of WPP revenue less pass-through costs in Q1 2026; table made up of clients representing 82% of WPP total revenue less pass-through costs.

Balance sheet highlights

Average adjusted net debt (for the last 12 month rolling period) at 31 March 2026 was £3.3bn1, compared to £3.4bn at 31 March 2025, and £3.4bn at 31 December 2024.

Adjusted net debt at 31 March 2026 was £3.4bn1, against £3.6bn as at 31 March 2025.

In March 2026, WPP issued US$600m of 6.5% bonds (which was swapped to €519m at 5.45%) and matures March 2036. The bond raising was oversubscribed, reflecting strong investor demand.

Financial outlook

We are reaffirming our guidance for 2026 as follows:

Like-for-like revenue less pass-through costs decline in the mid to high-single digits in the first half of 2026 with an improving trajectory in the second half

Headline operating profit margin expected to be 12% to 13%

Adjusted operating cash flow before working capital of £800m to £900m

Other 2026 modelling assumptions:

●	Mergers and acquisitions will not significantly impact revenue less pass-through costs
●	FX impact: current rates (at 6 April 2026, with USD/GBP rate of 1.33) imply a c.0.4% drag on FY 2026 revenue less pass-through costs
●
In keeping with our revenue less pass-through cost and headline operating margin guidance, we expect the following:
●           Headline earnings from associates of around £30m
●           Non-controlling interests of around £45m
●           Headline net finance costs of around £290m
●           Headline effective tax rate2 between 33% to 34%

●
The following items impact adjusted operating cash flow before working capital:
●         Capex of around £190m
●         Total cash restructuring costs of around £250m, consisting of c.£190m from Elevate28 and c.£60m from historical programmes

1. The Group adopted the IFRS 9 amendments effective 1 January 2026. This increased cash and cash equivalents and reduced adjusted net debt by £180m as at 1 January 2026. As at 31 March 2026, the impact of these amendments was such that cash and cash equivalents were higher, and adjusted net debt was lower, by £215m. Further, the 12-month rolling average adjusted net debt as at 31 March 2026 was £172m lower, calculated by applying the amendment for the period 1 April 2025 to 31 March 2026.
2. Headline tax as a % of headline profit before tax.

Q1 2026 highlights

Below we highlight key developments from Q1 across the Group:

Clients

●
WPP continued new business momentum - During the first quarter, WPP's new business momentum continued with a number of new client assignments, placing us #1 in J.P. Morgan's quarterly New Business Rankings (see link) for the second consecutive quarter. This was driven by significant wins across media, creative and integrated services, including being appointed as Estée Lauder's first-ever global media partner, and media assignment wins for Wendy's, SC Johnson and Norwegian Cruise Lines in the US. We also saw a number of important retentions, including the renewal of our work with Tesco in the UK and Central Europe, Huawei in China and Red Bull in India. Our creative and PR wins included global assignments for Fuze Teas (part of The Coca Cola Company) and Gaggenau, Bet365 in the US and Airbnb in Australia. Our integrated offer led to the win of Jaguar Land Rover globally, worldwide services for Solvay and the European Commission in Europe.

●
WPP launches Commerce Practice - In April, WPP brought together its commerce expertise from across its agencies, operating units and regions into a single, connected global capability (see link). Brent Taylor, formerly CEO of WPP's retail marketing agency Barrows, has been named global CEO of WPP's Commerce Practice. This builds on WPP's established commerce capabilities, which are already recognised as industry-leading, with WPP having earned the highest possible scores across 12 criteria in The Forrester Wave™: Commerce Services, Q1 2026 report.

●
Industry recognition of our work for clients - In March, WPP claimed top spot on WARC Creative 100 for the fourth consecutive year and for WARC Media 100 for the ninth consecutive year. Ogilvy and VML secured first and third spots for global network rankings. In addition, Mindshare Worldwide was named Media Network of the Year and Dove and Mindshare's 'Dove Beauty Test Stops With Me', created with Ogilvy, came in as the number one global media campaign.

Technology

●
Google Earth integration - In April, WPP announced a unique 'Google Earth AI' integration (see link), following the expansion of the Cloud and AI partnership with Google in October 2025. WPP has become one of the first media and marketing services companies to integrate Earth AI models and datasets directly into WPP Open and, through this expanded partnership, WPP can now predict demand and automate marketing at a hyper-local level.

●
Adobe expanded partnership - In February, WPP and Adobe announced an expanded partnership to drive AI transformation for client marketing operations (see link). The collaboration will provide a single marketing solution that brings together Adobe's industry-leading AI capabilities, content platforms and data orchestration with WPP's deep strategic insight, creative prowess and end-to-end transformation expertise, leveraging WPP's agentic marketing platform, WPP Open, to deliver a connected and privacy-safe approach to marketing transformation. Brands will have access to agentic AI workflows and orchestration from both companies, resulting in tighter coordination of the end-to-end marketing process.

●
WPP Media and InfoSum continue to expand data partnerships - In April, Trainline joined WPP Media's Open Intelligence for Commerce (see link), following on from Salling Group who joined in January (see link). Also in March, InfoSum continued expanding its strategic partnership with Dstillery (see link).

●
WPP Media's Advertising Intelligence Framework - In February, WPP Media introduced a new framework to navigate the emerging AI advertising era (see link). Reflecting advertiser interests on both sides of this paradigm shift, the framework establishes five core capability categories, each indispensable for effectively connecting advertisers with audiences. These are: Data Assets, AI/Tech, Distribution, Commerce/Transaction and Content/Media. The framework analysis reveals a diverse landscape with varying provider maturity levels across these categories and underlines the growing complexity of the media landscape, supporting the role played by WPP as a trusted growth partner.

People

●
Chief People Officer appointment - In early April, WPP appointed Mark Taylor as WPP's new Chief People Officer and announced that Marie-Claire Barker has taken on a new role as Chief People Officer, Performance & Culture. Mark Taylor was formerly Chief People Advisor at Lego Brand Group. Mark reports to Cindy Rose as part of the Executive Committee and his remit covers leading the transformation of WPP's People function and building the talent strategy and capabilities to deliver on Elevate28 strategy.

●
Chief Transformation Officer appointment - In early April, WPP appointed Anne-Isabelle Choueiri as WPP's new Chief Transformation Officer. Anne-Isabelle joins from The Estée Lauder Companies and has previously held leadership roles at digital and marketing agencies, as well as top-tier consultancies including Accenture, Masaï - a Bain & Co spin-off - and Kearney. In this new role, she will lead the design and implementation of the operational transformation that underpins the Elevate28 strategy.

●
WPP Media CEO, US, appointment - In February, WPP Media promoted Nancy Hall to the position of CEO of the US business. Nancy was previously WPP Media's Chief Client Officer and, before that, North America CEO at Mindshare. She brings nearly 25 years of experience, having worked across various roles within advertising agencies. Throughout her career, she has consistently built modern, technology-driven organisations and brings a combination of strategic vision and expertise across data, technology, programmatic and analytics.

Corporate governance, sustainability and ESG

●
Annual and Sustainability Reports - Our 2025 Annual Report was published in March 2026. The report provides a comprehensive overview of WPP's financial results, strategy and future growth initiatives, while including important updates on corporate governance and sustainability. Additional context on ways WPP is working to deliver against its ESG activities can be seen in our 2025 Sustainability Report.

Business segment and regional analysis

Business segments - revenue analysis

£ million	Q1 2026	Q1 20251	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,686	2,876	(6.6)	(4.4)
Public Relations	165	176	(6.3)	(2.4)
Specialist Agencies	179	191	(6.3)	0.7
Total Group	3,030	3,243	(6.6)	(4.0)

Business segments - revenue less pass-through costs analysis

£ million	Q1 2026	Q1 20251	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	1,950	2,146	(9.1)	(7.4)
Public Relations	157	167	(6.0)	(2.6)
Specialist Agencies	153	169	(9.5)	(2.3)
Total Group	2,260	2,482	(8.9)	(6.7)

Regional - revenue analysis

£ million	Q1 2026	Q1 2025	+/(-) % reported	+/(-) % LFL
N. America	1,121	1,257	(10.8)	(5.2)
United Kingdom	469	494	(5.1)	(5.2)
W Cont. Europe	656	639	2.7	0.4
AP, LA, AME, CEE	784	853	(8.1)	(5.2)
Total Group	3,030	3,243	(6.6)	(4.0)

Regional - revenue less pass-through costs analysis

£ million	Q1 2026	Q1 2025	+/(-) % reported	+/(-) % LFL
N. America	862	992	(13.1)	(7.8)
United Kingdom	344	368	(6.5)	(6.6)
W Cont. Europe	473	487	(2.9)	(4.7)
AP, LA, AME, CEE	581	635	(8.5)	(6.9)
Total Group	2,260	2,482	(8.9)	(6.7)

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel; delays, suspensions or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for the Group's products and services; changes in client advertising, marketing and corporate communications requirements; the Group's inability to realise the future anticipated benefits of acquisitions; failure to realise the Group's assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of conflicts; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; tariffs and other trade barriers; supply chain issues affecting the distribution of the Group's clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in the Group's business; risks related to the Group's environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of the Group's control on such goals and initiatives; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned 'Risk Factors' in the Company's most recent Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 28 April 2026.	By: ______________________
Balbir Kelly-Bisla
Company Secretary